Filed by Live Oak Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. II

Commission File No.: 001-39755

Date: July 16, 2021

The following press release was issued by Navitas Semiconductor Limited on July 16, 2021.

Navitas and Xiaomi team up for the third time with world-class small size and featherweight mobile fast charging

Long partnership with strong technical support drives 30% shrink using next-generation gallium nitride (GaN) power ICs

DUBLIN, IRELAND — (PRWeb) Navitas Semiconductor, the industry leader in gallium nitride (GaN) power ICs, announced that Xiaomi has launched their third GaNFast™ charger, a 65W dual-output fast charger. The ‘65W 1A1C’ has a USB-C output up to 65W to power laptops and fast-charge smartphones via USB-PD 3.0, QC and PPS fast-charging protocols, with an extra USB-A output up to 18W to conveniently—and simultaneously—charge another phone or accessory such as headphones.

The new GaN charger can power the Xiaomi Mi11 from 0% to 100% charge in only 45 minutes. Due to high-speed GaN power ICs, the charger achieves a world-class small size of only 69 cc with folding AC-pins – a 30% reduction vs Xiaomi’s previous silicon-based designs—and a world-leading featherweight 104 g for ultimate portability. This top performance charger is available now from Xiaomi for a retail price of only 149 RMB (around US$23).

Gallium nitride (GaN) is a next-generation semiconductor technology that runs up to 20x faster than legacy silicon chips. Navitas’ proprietary GaN power ICs integrate GaN power (FET) and GaN drive plus control and protection in a single SMT package. These ‘GaNFast’ power ICs become easy-to-use, high-speed, high-performance ‘digital-in, power-out’ building blocks and deliver up to 3x faster charging in half the size and weight, and with up to 40% energy savings compared with earlier silicon solutions. An estimated $13.1B electrification opportunity includes mobile fast chargers and adapters, data centers, solar energy, and EV.

Xiaomi attaches importance to both innovation and product quality, constantly pursuing a higher user-experience as well as better operational efficiency. In power electronics, Navitas shares this same philosophy, meaning the Xiaomi 65W 1A1C GaN charger has impressed and won the hearts of consumers with excellent charging experience.

“We believe that the success of any company comes from continuous technological innovation, corporate social responsibility and the achievement of sustainable development goals,” said Mr. Xiang WANG, President and Partner of Xiaomi. “We look forward to a bright future for Navitas.”

Xiaomi’s 65W 1A1C GaN charger was designed and manufactured by Nanjing Kuke Electronic Technology Co. Ltd. (Cuktech) and uses the NV6115 GaNFast power IC in a high-frequency, soft-switching topology, with robust 650V/ 800V rating and up to 2 MHz high-speed switching in a small-footprint 5 x 6 mm QFN package which is key to achieving high reliability and small size.

“GaNFast power ICs have been recognized and trusted by brand manufacturers and consumers for its simple design, ease-of-use and ultra-high integration,” said Dr. Wei CHEN, CEO of Cuktech. “The high reliability of GaNFast power ICs also makes our products recognized and trusted by brand manufacturers and consumers. The cooperation with Navitas and Xiaomi will accelerate the expansion of consumer GaN charger market in the future and achieve a win-win situation for all parties.”

“Xiaomi’s openness to new materials and technologies, and its continued commitment to gallium nitride (GaN), demonstrates Xiaomi’s recognition of the advantages of GaN devices over traditional silicon devices,” said Gene SHERIDAN, CEO of Navitas Semiconductors. “It is a long and successful partnership, introducing a series of world-class chargers, and celebrating mass production milestones, as when we presented Xiaomi with a special award for their receiving the 10,000,000th GaNFast power IC back in November 2020.”

Navitas and Xiaomi will continue to work closely on technology. As one of the most important next-generation semiconductors, GaNFast power ICs not only enable Xiaomi’s charger products to be smaller in size while maintaining the same power, but they also have a 10x lower CO2 emission footprint than legacy silicon chips, contributing to Xiaomi’s carbon neutrality program.

About Xiaomi Group

Xiaomi Group was established in April 2010 and listed on the main board of the Hong Kong Stock Exchange (1810.HK) on July 9, 2018. It is an Internet company with mobile phones, smart hardware and IoT platforms as its core. With the vision of “make friends with users and be the coolest company in users’ hearts”, Xiaomi is committed to continuous innovation, constantly pursuing the ultimate product service experience and company operating efficiency, and strives to practice “always stick to good products, so that everyone in the world can enjoy the beautiful life brought by technology” which is the company’s mission. Xiaomi currently ranks among the top three in the global smartphone market. According to Canalys, a third-party organization, Xiaomi’s smartphone shipments in Q2 2021 achieved second place in the world for the first time. At the same time, Xiaomi has established the world’s leading consumer-grade IoT platform, connecting approximately 351 million smart devices (excluding smart phones and personal computers). At present, Xiaomi Group has entered more than 100 countries and regions around the world, and is in a leading position in many markets. In August 2020, Xiaomi Group was once again selected into the “Fortune Global 500” (Fortune Global 500) ranked 422.

About Cuktech

Founded in 2016, Nanjing Kuke Electronic Technology Co., Ltd. (CukTech) is a research and development company focusing on lithium battery charging and control systems. At the beginning of its establishment, the company received investment from well-known enterprises and venture capital institutions in the industry such as Xiaomi, Zimi, and Shunwei Capital. The company’s core team members include senior engineers from well-known power supply companies with more than 10 years of experience at home and abroad, and top PhD and master’s degree experts in power electronics majors. Under the leadership of many outstanding engineers and industry experts, Cuktech is booming.

About Navitas

Navitas Semiconductor Ltd. is the industry leader in gallium nitride (GaN) Power IC company, founded in 2014. Navitas has a strong and growing team of power semiconductor industry experts with industry-leading experience in materials, devices, IC design, applications, systems and marketing, plus a proven record of innovation with over 300 patents among its founders. GaN power ICs integrate GaN power with drive, control and protection to enable faster charging, higher power density and greater energy savings for mobile, consumer, enterprise, eMobility and new energy markets. Over 120 Navitas patents are issued or pending. As of May 3rd, 2021, over 20 million GaNFast power ICs have been shipped with zero failures. On May 7th, 2021, Navitas announced plans to “Go Public at an Enterprise Value of $1.04 Billion via Live Oak II (NYSE: LOKB) SPAC Business Combination.”

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Navitas Semiconductor, GaNFast and the Navitas logo are trademarks or registered trademarks of Navitas Semiconductor, Ltd. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

Cautionary Statement Regarding Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak II and Navitas caution you that the forward-looking statements contained in this press release are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2021 (the “Registration Statement”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this press release. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Contact:

Stephen Oliver – VP Corporate Marketing and Investor Relations

Phone: +1 ThinkGaNIC (+1 844-654-2642)

Email: stephen.oliver@Navitassemi.com